SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                  DURAVEST INC.
                                ----------------
                                (Name of Issuer)




                          $.001 Par Value Common Stock
                         -----------------------------
                         (Title of Class of Securities)



                                    266585108
                                 -------------
                                 (CUSIP Number)



         Brian Copsey, Boustead plc, 1 Garrick House, Carrington Street
                             London, England W1J 7AF
                            Telephone: 44-207-4917674
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)



                                February 4, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

CUSIP No.: 266585108


1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Herne Finance Limited
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
    (See Instructions)                                                   (b) [ ]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS (See Instructions)
    WC
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    A British Virgin Islands Corporation
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
                    5,000,000
                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON          5,000,000
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,000,000
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (See Instructions)                                        [ ]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.6%
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

CUSIP No.: 266585108


1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Brian Mawson Copsey
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
    (See Instructions)                                                   (b) [ ]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS (See Instructions)
    WC
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    New Zealand
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
                    5,000,000*
                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON          5,000,000*
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,000,000*
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (See Instructions)                                        [ ]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.6%
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------


* Indirect beneficial ownership through ownership of 100% of Herne Finance Limited.


                                      1-B

ITEM 1.  SECURITY AND ISSUER.

     This Schedule D relates to the $.001 Par Value Common Stock of DuraVest,

Inc., a Florida corporation ("Issuer"). The Issuer's principal executive offices are located at 37 Prince Arthur Avenue, Suite 300, Toronto, Ontario, M5R 1B2,

Canada. Its telephone number is 416-961-1409. Its reporting file number with the

U.S. Securities and Exchange Commission is 0-27489.


ITEM 2.  IDENTITY AND BACKGROUND.

     The principal filer of this Schedule D, Herne Finance Limited ("Herne"), is a corporation organized under the laws of the British Virgin Islands. Herne's principal business is that of a private investment company. Its principal business and executive offices are located at B.A.S.E. 57 Rue Grimaldi, Monaco

MC98000 and its administration address is at Boustead plc, 1 Garrick House,

Carrington Street, London, England W1J 7AF.

     During the past five years Herne:

     (a)  has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, and location of court, any penalty imposed, or other dispositions of the case; and

     (b)  was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

          federal or state securities laws or finding any violation with respect to such laws.

     Information with respect to persons enumerated in Instruction C to Schedule

13D and so affiliated with the Issuer is as follows:


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


     1.   (a)  Brian Mawson Copsey;

          (b)  Business: Boustead plc, 1 Garrick House, Carrington Street

               London, England W1J 7AF;

          (c)  Present principal occupation is as a Finance Manager of Boustead plc, resident at 25 Bryanston Court, George Street, London, W1H

               7HA, England.

          (d)  During the last five years, Mr. Copsey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction,

               and location of court, any penalty imposed, or other dispositions of the case; and

          (e)  During the past five years, Mr. Copsey was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Copsey is a citizen of New Zealand


ITEM 3.  SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

     The source of the funds used in the transaction in the amount of $2,500,000

(Canadian Funds) was investment funds of Herne arising from investment profits,

loan funds and working capital. The 5,000,000 shares of common stock of

DuraVest, Inc. was acquired by Herne in satisfaction of a loan in the amount of

$2,500,000 (Canadian Funds) made in March of 2002 to Hatchment Holdings, Inc.,

an Ontario corporation, on which loan this stock had been pledged as collateral.





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


ITEM 4.  PURPOSE OF TRANSACTION.

         The stock of the Issuer was acquired as an investment in satisfaction of the loan described in Item 3. above. None of the persons reporting in this

Schedule D have any present plans or proposals which relate to or would result in:

          (a)  The acquisition by any person of additional securities of the

               Issuer, or the disposition of securities of the Issuer;

          (b)  An extraordinary corporate transaction, such as a merger,

               reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d)  Any change in the present board of directors or management of the

               Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e)  Any material change in the present capitalization or dividend policy of the Issuer;

          (f)  Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g)  Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the

               Act; or

          (j)  Any action similar to any of those enumerated above.



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


ITEM 5.  INTERESTED IN SECURITIES OF THE ISSUER.

          (a)  Herne is the record and beneficial owner of 5,000,000 shares of the common stock of the Issuer, which is 13.6% of the Issuer's outstanding stock. Mr. Brian Mawson Copsey's family trust owns

               100% ownership in Herne, which would make him the indirect owner of 13.6% of the Issuer's outstanding common stock.

          (b)  Herne has the sole power to vote all of the 5,000,000 shares of the Issuer.

          (c)  None of the persons listed in (a) above have had any transactions on the Issuer's common stock during the 60 days preceding this filing except for the acquisition of the 5,000,000 shares by

               Herne reported hereby.

          (d)  No person other than Herne is known to have any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 5,000,000 shares of the Issuers

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are not any contracts, arrangements, understandings or relationships

(legal or otherwise) among the persons named in Item 2. and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting on any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits,

division of profits or losses, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understanding or relationships have been entered into. None of the 5,000,000 shares are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     There are no exhibits required to be filed with this Schedule 13D.




                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Herne Finance Limited


Dated:   February 18, 2003                  By:  /s/ Brian Copsey
                                                 -------------------------------
                                                 (Brian Copsey)












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